March 27, 2006

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn:	Keira Ino
Mail Stop 6010

Re:	Radiologix, Inc.
Four changed pages to our draft Form 10-K for the Fiscal Year Ended December 31, 2005

Dear Ms Ino:

Attached are four draft pages of our Annual Report on Form 10-K for the year ended December 31, 2005. These are the pages we discussed changing earlier this afternoon.

We look forward to receiving your comments.

Respectfully submitted,

/s/ Michael N. Murdock

Michael N. Murdock

Chief Financial Officer

under the equipment lease contract that PresGar had entered into with Ide in 1990. The acquisition of the equipment lease contract increased both the profitability and value of the Ide MSA.

Under this equipment lease contract, PresGar had acquired a long-term perpetual right to provide certain MRI systems (and the obligation to service the equipment and replace that equipment as it became obsolete) to the Company (as successor to Ide) and to charge the Company usage-based rent on these pieces of equipment. The acquisition of the equipment lease contract eliminates expenses that previously varied based on volume resulting in incremental reductions in equipment lease expense as volume increased. If this transaction had been effective on January 1, 2004 instead of October 31, 2004, we estimate that cost of services would have increased by $500,000, equipment lease expense would have decreased by $4.5 million and pre-tax loss would have decreased by $4.0 million for the year ended December 31, 2004.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

For the year ended December 31, 2005, our operations reflected decreases of 2.8% in technical service volumes compared to the year ended December 31, 2004. Service fee revenue increased 0.1% over the year ended December 31, 2004.

Imaging Centers – Questar

A summary of our Questar operations is as follows (in thousands):

	As of and For the Year Ended December 31,
	2005	2004	2003
Centers in continuing operations at year end	5	6	17
Centers in discontinued operations at year end	—	2	5

Service fee revenues – continuing operations	$7,679	$9,227	$8,575
Service fee revenues – discontinued operations	$270	$10,553	$18,196
Impairment of goodwill – continuing operations	$2,241	$6,809	$—
Impairment of goodwill – discontinued operations	$—	$10,206	$8,400
Impairment of long-lived assets – discontinued operations	$—	$617	$—
Gain (loss) on dispositions of centers, net	$—	$(1,483)	$11
Pre-tax income (loss) – continuing	$(1,257)	$(5,636)	$363
Pre-tax loss - discontinued	$(1,252)	$(11,431)	$(10,437)

In December 2005, we recorded a $2.2 million pre-tax impairment charge to continuing operations to write-off goodwill related to our remaining Questar centers in California, Colorado and Minnesota. Increased competition in these markets has eroded the profitability of these centers. The increased competition coupled with management’s decision to not invest in new equipment has reduced the future expectations for these centers, thus lowering their value.

In November 2005, the Company closed the Questar center in Arizona. This center continued to experience poor performance despite efforts to turn it around.

In December 2004, the Company recorded a $1.1 million pre-tax charge to continuing operations related to the impairment of goodwill at our Questar center in Arizona. This center was one of six Questar sites that we chose to keep in continuing operations at December 31, 2004.

In November 2004, we sold our 80% joint venture interest in our Questar Tampa operations, including accounts receivable, to our venture partner for $275,000 in cash, resulting in a loss of $591,000, including the write-off of goodwill for $354,000.

In June 2004, we sold a Questar center for $3.1 million in cash, resulting in a gain of $682,000, net of a write-off of goodwill for $500,000.

In the first quarter of 2004, the Company recorded a $5.5 million charge related to Questar in connection with our annual assessment of goodwill based on our internal analysis, which included a valuation performed by an independent valuation firm. In June 2004, after performing an extensive reassessment of our Questar imaging center portfolio, management concluded that certain centers were not strategic to our future plans and would be unable to meet and sustain our profitability requirements going forward. That reassessment considered: location, contracting leverage, expected capital requirements, the single modality nature of most of these sites, current operating trends, and the sale of our most profitable Questar center on June 21, 2004. The

In fiscal 2006, we plan to spend approximately $7.0 million for capital expenditures in connection with our REWARD Program, $9.0 million for expansion of centers including de novo projects and commit $9.0 million for major diagnostic equipment leases over the respective lease terms.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development cost of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. We currently believe that our cash balances, the expected cash flow from operations, and our borrowing capacity under our revolving credit facility and our master lease line will be sufficient to fund our working capital, acquisitions and capital expenditure requirements for the next eighteen months. Our long-term liquidity needs will consist of working capital and capital expenditure requirements, the funding of future acquisitions and repayment of debt. We intend to fund these long-term liquidity needs from cash generated from operations, available borrowings under our revolving credit facility, our master lease line of credit, and future debt and equity financings. However, our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. Many of these factors are beyond our control and cannot be anticipated at this time. To the extent we are unable to generate sufficient cash from our operations, or if funds are not available under our revolving credit facility or our master lease line, we may be unable to meet our capital expenditure and debt service requirements. Furthermore, we may not be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

As of December 31, 2005, long-term debt, including capital lease obligations and non-cancelable operating leases, are as follows (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Contractual cash obligations:
Long term debt	$170,250	$—	$158,270	$11,980	$—
Capital lease obligations	94	32	62	—	—
Operating leases	111,429	25,163	45,115	28,310	12,841

Subtotal contractual cash obligations	$281,773	$25,195	$203,447	$40,290	$12,841

Interest obligations:
Senior notes	$49,024	$16,618	$32,406	$—	$—
Convertible notes	3,434	958	1,917	559	—
Other	11	6	5	—	—

Subtotal interest obligations	$52,469	$17,582	$34,328	$559	$—

Total Obligations	$334,242	$42,777	$237,775	$40,849	$12,841

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005 (DRA). The DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System (HOPPS) schedule.

Currently, the technical component of our imaging services is reimbursed under the Part B physician fee schedule, which generally allows for higher reimbursement than under the HOPPS. Under the DRA, we will be reimbursed at the lower of the two schedules, beginning January 1, 2007.

The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services (CMS). In November 2005, CMS announced that it will pay 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for imaging procedures involving contiguous body parts within a family of codes when performed in the same session. Under current methodology, Medicare pays 100% of the technical component of each procedure. CMS will phase in this rate reduction over two years, so that the reduction will be 25% for each additional imaging procedure in 2006 and another 25% in 2007.

We believe the implementation of the reimbursement reductions contained in the DRA will have a significant effect on our business, financial condition and results of operations.

For the fiscal year ended December 31, 2005, Medicare revenue from our imaging centers represented approximately 26% of our total revenue from our imaging centers. If both reimbursement reductions contained in the DRA had been in effect during fiscal year 2005, we estimate that our Medicare revenue would have been reduced by approximately $13.3 million and equity in earnings of unconsolidated affiliates would have been reduced by $1.6 million. The estimated future reduction in revenue and pre-tax earnings from the reimbursement changes contained in the DRA is as follows:

NOTE 4. LEASE TERMINATION EXPENSE

Effective October 31, 2004, we entered into a definitive agreement for $15.5 million in cash for the following:

•	the purchase of four MRI systems and the assumption of an operating lease for one additional MRI system; and

•	an equipment lease contract that was entered into prior to the formation of Radiologix by the Ide Group, P.C. (“Ide”). This lease was terminated.

The four MRI systems were recorded in the financial statements at their fair market value of $1.6 million. The remaining $13.9 million was expensed as a lease termination charge to operating expense.

The equipment lease contract was originally sold by Ide in 1990 to MICA Imaging, Inc., a predecessor of PresGar Companies, LLC. Ide is a non-affiliated radiology practice that entered into a Medical Services Agreement (“MSA”) with the Company in 1997 when Radiologix was formed. As a condition of entering into the MSA, the Company assumed the obligation under the equipment lease contract that PresGar had entered into with Ide in 1990. The acquisition of the equipment lease contract increased both the profitability and value of the Ide MSA.

Under this equipment lease contract, PresGar had acquired a long-term perpetual right to provide certain MRI systems (and the obligation to service the equipment and replace that equipment as it became obsolete) to the Company (as successor to Ide) and to charge the Company usage-based rent on these pieces of equipment. The acquisition of the equipment lease contract eliminates expenses that previously varied based on volume resulting in incremental reductions in equipment lease expense as volume increased. If this transaction had been effective on January 1, 2004 instead of October 31, 2004, we estimate that cost of services would have increased by $500,000, equipment lease expense would have decreased by $4.5 million, and pre-tax loss would have decreased by $4.0 million for the year ended December 31, 2004.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS

A summary of goodwill and intangible assets at December 31, 2005 and 2004 is as follows (in thousands):

	Estimated Useful Life	2005	2004
			(As restated)
Goodwill	Indefinite	$—	$2,241

Management services agreements	25 years	$76,577	$76,577
Accumulated amortization		(22,527)	(19,196)

Intangible assets, net		$54,050	$57,381

Amortization expense for 2005, 2004 and 2003 was $3.3 million, $3.7 million and $3.8 million, respectively. The estimated amortization expense for each of the five succeeding fiscal years is $3.3 million or $16.6 million in the aggregate.

Changes to Internal Control over Financial Reporting

As noted in our 2004 Form 10-K, subsequent to December 31, 2004, but prior to the finalization of our 2004 consolidated financial statements, the Company placed into operations new controls to address the material weakness we identified in our accounts receivable estimation process. These new controls include a retrospective collection analysis that matches cash collections to billed charges by month of service. We believe these new controls have remediated the material weakness that existed as of December 31, 2004, and that these controls operated effectively during the twelve months ended December 31, 2005.

In response to a comment letter that the Company received from the staff of the Securities and Exchange Commission in connection with a customary review of the Company’s Annual Report in Form 10-K for the year ended December 31, 2004, the Company has reevaluated the accounting treatment of the PresGar equipment lease financing arrangement acquired on October 31, 2004 for $13.9 million. This was an isolated transaction, not a part of the Company’s ordinary course of business. However, the Company determined that the financial statements in the 2004 Annual Report should be restated. Management has enhanced the review process by insuring that future material unusual transactions are subject to a more thorough and detailed review. The Company has revised its accounting policy for material unusual transactions to include a review by senior financial officers and outside accounting experts if deemed necessary. Management believes that these new policies have remediated the material weakness in the Company’s internal controls over financial reporting that existed as of December 31, 2005, and that these internal controls are effective at the reasonable assurance level. However, since these changes were implemented after year end, these changes did not alter the conclusion of management that our internal controls over financial reporting were ineffective at year end.

ITEM 9B. OTHER INFORMATION.

In December 2005, we recorded a $2.2 million pre-tax impairment charge to continuing operations to write-off the remaining goodwill related to our Questar centers in California, Colorado and Minnesota. Increased competition in these markets has eroded the profitability of these centers. The increased competition coupled with management’s decision to not invest in new equipment has reduced the future expectations for these centers, thus lowering their value. In December 2004, we recorded an impairment charge of $1.1 million to reduce goodwill related to our Questar center in Arizona. This center is one of six Questar sites that remain in continuing operations at December 31, 2004. We did not anticipate this impairment previously as the center is in a strategic location and was projected to improve in volumes, revenues and cash flows in the fourth quarter of 2004 and throughout 2005. However, it appears that because of disruption caused by the move to this new location, confusion in the community due to a change in the center’s name, and increased local competition, we have had difficulty in achieving the volumes, profitability and cash flow levels that we expected in the fourth quarter of 2004 and budgeted for in 2005. Accordingly, we closed this center after exhaustive attempts to engineer a turnaround in its operations.

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005 (DRA). The DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System (HOPPS) schedule.

Currently, the technical component of our imaging services is reimbursed under the Part B physician fee schedule, which generally allows for higher reimbursement than under the HOPPS. Under the DRA, we will be reimbursed at the lower of the two schedules, beginning January 1, 2007.

The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services (CMS). In November 2005, CMS announced that it will pay 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for imaging procedures involving contiguous body parts within a family of codes when performed in the same session. Under current methodology, Medicare pays 100% of the technical component of each procedure. CMS will phase in this rate reduction over two years, so that the reduction will be 25% for each additional imaging procedure in 2006 and another 25% in 2007.

We believe the implementation of the reimbursement reductions contained in the DRA will have a significant effect on our business, financial condition and results of operations.

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